OSISKO GOLD ROYALTIES

AST

Appointment of Proxyholder

I/We, being holder(s) of Shares of Osisko Gold Royalties Ltd (the "Corporation"), hereby appoint: Mr. Sean Roosen or failing him, Mr. Bryan A. Coates or failing him, Ms. Elif Lévesque or

____

Print the name of the person you are appointing if this person is someone other than the persons listed above as proxy of the undersigned, with full power of substitution, to attend, act and vote on behalf of the undersigned in accordance with the below directions (or if no directions have been given, as the proxyholder sees fit) on all the following matters and any other matter that may properly be brought before the Annual and Special Meeting of Shareholders of the Corporation (the "Meeting") to be held at 3:00 p.m. **(Eastern Daylight Time) on Thursday, May 3rd, 2018, at the Fairmont The Queen Elizabeth located at 900, René-Lévesque Boulevard, Montréal, Québec, Canada H3B 4A5** and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present, with full power of substitution. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the management information circular of the Corporation accompanying this form of proxy (the "Circular").

MANAGEMENT'S VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.
Please use a dark black pencil or pen.

1. Election of Directors

	FOR	WITHHOLD		FOR	WITHHOLD
1. Francoise Bertrand	☐	☐	6. André Gaumond	☐	☐
2. John Burzynski	☐	☐	7. Pierre Labbé	☐	☐
3. Pierre D. Chenard	☐	☐	8. Oskar Lewnowski	☐	☐
4. Christopher C. Curfman	☐	☐	9. Charles E. Page	☐	☐
5. Joanne Ferstman	☐	☐	10. Sean Roosen	☐	☐

	FOR	WITHHOLD
2. Appointment of Auditors To appoint PricewaterhouseCoopers LLP as the Corporation's independent auditor for fiscal year 2018 and to authorize the directors to fix their remuneration.	☐	☐

	FOR	AGAINST
3. Ordinary resolution to approve amendments to the Employee Share Purchase Plan and approve all unallocated rights and entitlements under the plan, as more fully described in the Circular.	☐	☐
4. Ordinary resolution to approve amendments to the Stock Option Plan, as more fully described in the Circular.	☐	☐
5. Ordinary resolution to approve the amended Restricted Share Unit Plan and approve all unallocated rights and entitlements under the plan, as more fully described in the Circular.	☐	☐
6. Advisory resolution to approve Osisko's approach to executive compensation.	☐	☐

Under Canadian securities laws, you are entitled to receive certain investor documents. If you wish to receive such materials, please tick the applicable boxes below. You may also go to our website https://ca.astfinancial.com/financialstatements and input code 5442a.

☐ I would like to receive quarterly financial statements ☐ I would like to receive annual financial statements

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this proxy will be voted as recommended by Management or, if you appoint another proxyholder, as such other proxyholder sees fit. On any amendments or variations proposed or any new business properly submitted at the Meeting, I/We authorize you to vote as you see fit.**

_______________________________ _______________

Signature(s) Date

Please sign exactly as your name(s) appear on this proxy. Please see reverse for instructions. All proxies must be received by 3:00 p.m., Eastern Daylight Time, on May 1st, 2018.

Form of Proxy – Annual and Special Meeting of Shareholders of Osisko Gold Royalties Ltd (the
“Corporation”) to be held at 3:00 p.m. (Eastern Daylight Time) on May 3rd, 2018 (the “Meeting”)

This Form of Proxy is solicited by and on behalf of Management.

Notes

1. Every holder of shares has the right to appoint some other person or company of its choice, who need not be a holder of shares, to attend and act on its behalf at the Meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2. If the securities are registered in the name of more than one holder of shares (for example, joint ownership, trustees, executors/liquidators), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual, you must sign this proxy and state your signing capacity, and you may be required to provide documentation evidencing your proxy signing authority.

3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder of shares.

5. The securities’ voting right represented by this proxy will be voted as directed by the holder of shares, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6. The proxyholder will exercise the securities’ voting right represented by this proxy by voting “for”, “against” or “withhold” for each of the matters described herein, as applicable, in accordance with the instructions of the holder of shares on any ballot that may be called for and, if the holder of shares has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly be brought at the Meeting or any adjournment or postponement thereof.

8. This proxy should be read in conjunction with the documentation prepared by Management.

All proxies must be received by 3:00 p.m., Eastern Daylight Time, on May 1st, 2018.

How to Vote
VOTE USING THE TELEPHONE 24 HOURS A DAY, 7 DAYS A WEEK!

TELEPHONE

Use any touch-tone phone, call toll free in Canada and United States 1-888-489-7352 and follow the voice instructions

To vote by telephone you will need your control number. If you vote by telephone, DO NOT return this proxy.

MAIL, FAX or EMAIL

• Complete and return your signed proxy in the envelope provided or send to:

AST Trust Company (Canada)
P.O. Box 721
Agincourt, ON M1S 0A1

• You may alternatively fax your proxy to 1-416-368-2502 or toll free in Canada and United States to 1-866-781-3111 or scan and email to proxyvote@astfinancial.com.

If you wish to receive investor documents electronically in the future, please visit https://ca.astfinancial.com/edelivery to enrol.

Voting by mail, fax or email are the only methods by which a holder may appoint a person as proxyholder other than the persons named on the reverse of this proxy.